EXHIBIT 99.76
                                                                   -------------

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[GRAPHIC OMITTED]
                  [LOGO - ADVANTAGE ENERGY INCOME FUND]
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
CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

(thousands of dollars)                                     September 30, 2004                       December 31, 2003
-------------------------------------------------------------------------------------------------------------------
                                                               (unaudited)                         (restated - note 1)

ASSETS

Current assets
     Accounts receivable                                      $    38,707                             $     34,181

Fixed assets
     Property and equipment                                       936,676                                  675,090
     Accumulated depletion and depreciation                      (219,594)                                (155,155)
-------------------------------------------------------------------------------------------------------------------

                                                                  717,082                                  519,935
Goodwill                                                           27,773                                   27,773
-------------------------------------------------------------------------------------------------------------------

                                                              $   783,562                             $    581,889
-------------------------------------------------------------------------------------------------------------------

LIABILITIES

Current liabilities
     Accounts payable and accrued liabilities                 $    38,044                             $     53,287
     Cash distributions payable to Unitholders                     10,200                                    8,445
     Hedging liability (note 6)                                     7,580                                        -
     Bank indebtedness (note 2)                                   184,437                                  102,968
-------------------------------------------------------------------------------------------------------------------

                                                                  240,261                                  164,700
-------------------------------------------------------------------------------------------------------------------

Capital lease obligation                                            1,804                                    2,043
Asset retirement obligations (note 3)                              21,554                                   13,892
Future income taxes                                                61,404                                   77,999
-------------------------------------------------------------------------------------------------------------------

                                                                  325,023                                  258,634
-------------------------------------------------------------------------------------------------------------------

UNITHOLDERS' EQUITY

Unitholders' capital (note 4i)                                    427,856                                  302,496
Convertible debentures (note 4ii)                                 176,462                                   99,984
Contributed surplus (note 4i)                                       1,036                                        -
Accumulated income                                                 87,994                                   73,137
Accumulated cash distributions                                   (234,809)                                (152,362)
-------------------------------------------------------------------------------------------------------------------
                                                                  458,539                                  323,255
-------------------------------------------------------------------------------------------------------------------
                                                               $  783,562                             $    581,889
Subsequent event (note 8)

FINANCIAL STATEMENTS
Advantage Energy Income Fund                                         Page 2 of 7
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED INCOME

                                                     Three             Three              Nine              Nine
(thousands of dollars except per Unit amounts)   months ended      months ended       months ended      months ended
(unaudited)                                     Sept. 30, 2004    Sept. 30, 2003     Sept. 30, 2004    Sept. 30, 2003
-------------------------------------------------------------------------------------------------------------------
                                                                (restated - note 1)                  (restated - note 1)

REVENUE

   Petroleum and natural gas                       $ 56,722          $  40,863         $ 164,739            $122,596
   Unrealized hedging gain (loss) (note 6)            2,644                  -            (7,580)                  -
   Royalties, net of Alberta Royalty Credit         (11,111)            (6,380)          (32,241)            (21,086)
-------------------------------------------------------------------------------------------------------------------

                                                     48,255             34,483           124,918             101,510

EXPENSES

   Operating                                          9,185              7,153            25,723              18,291
   General and administrative                           908                633             2,542               2,373
   Stock-based compensation                               -                  -             1,036                   -
   Management fee                                       547                410             1,602               1,248
   Non-cash performance incentive (note 7)           11,321              5,291            14,221              10,131
   Interest                                           1,645              1,531             4,322               4,918
   Depletion, depreciation and accretion             24,134             13,190            65,135              36,427
-------------------------------------------------------------------------------------------------------------------

                                                     47,740             28,208           114,581              73,388
-------------------------------------------------------------------------------------------------------------------

Income before taxes                                     515              6,275            10,337              28,122

Future income tax recovery                           (7,053)            (3,474)          (16,595)            (18,530)
Income and capital taxes                                466                189             1,096                 762
-------------------------------------------------------------------------------------------------------------------

                                                     (6,587)            (3,285)          (15,499)            (17,768)
-------------------------------------------------------------------------------------------------------------------

NET INCOME                                            7,102              9,560            25,836              45,890
Accumulated income, beginning of period
   as previously reported                            88,044             70,640            72,022              36,581
Effect of change in accounting for
   asset retirement obligations (note 1)                  -              1,150             1,115               1,255
-------------------------------------------------------------------------------------------------------------------

Accumulated income, beginning of period
   as restated                                       88,044             71,790            73,137              37,836
Interest on convertible debentures                   (1,786)              (986)           (5,546)             (3,309)
Costs on issuance of convertible debentures          (5,366)            (1,437)           (5,433)             (1,490)
-------------------------------------------------------------------------------------------------------------------

Accumulated income, end of period                  $ 87,994          $  78,927         $  87,994            $ 78,927
-------------------------------------------------------------------------------------------------------------------

Net income per Trust Unit
   Basic                                           $   0.13          $    0.28         $    0.51            $   1.44
   Diluted                                         $   0.13          $    0.28         $    0.51            $   1.40

FINANCIAL STATEMENTS
Advantage Energy Income Fund                                         Page 3 of 7
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                     Three             Three              Nine              Nine
                                                 months ended      months ended       months ended      months ended
(thousands of dollars) (unaudited)              Sept. 30, 2004    Sept. 30, 2003     Sept. 30, 2004    Sept. 30, 2003
-------------------------------------------------------------------------------------------------------------------------
                                                                (restated - note 1)                  (restated - note 1)

OPERATING ACTIVITIES

Net income                                         $  7,102          $   9,560         $  25,836            $ 45,890
Add (deduct) items not requiring cash:
   Stock-based compensation                               -                  -             1,036                   -
   Non-cash performance incentive (note 7)           11,321              5,291            14,221              10,131
   Future income taxes                               (7,053)            (3,474)          (16,595)            (18,530)
   Unrealized hedging loss (gain) (note 6)           (2,644)                 -             7,580                   -
   Depletion, depreciation and accretion             24,134             13,190            65,135              36,427
-------------------------------------------------------------------------------------------------------------------------

Funds from operations                                32,860             24,567            97,213              73,918
Expenditures on asset retirement (note 3)              (253)               (53)             (401)               (134)
Changes in non-cash working capital                     (61)               397           (13,352)                742
-------------------------------------------------------------------------------------------------------------------------

Cash provided by operating activities                32,546             24,911            83,460              74,526
-------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES

Units issued, net of costs (note 4)                  62,389                 52            62,617                 (79)
Convertible debentures issued, net of
   costs (note 4)                                   119,567             28,510           119,567              28,510
Increase (decrease) in bank debt                     22,730            (12,993)           81,469              12,144
Interest on convertible debentures                   (1,786)              (167)           (5,546)             (3,228)
Reduction of capital lease obligation                   (81)                 -              (239)                  -
Cash distributions to Unitholders                   (27,718)           (21,420)          (80,692)            (58,152)
-------------------------------------------------------------------------------------------------------------------------

Cash provided by (used in) financing activities     175,101             (6,018)          177,176             (20,805)
-------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES

Expenditures on property and equipment              (25,485)           (16,976)          (78,710)            (54,700)
Property dispositions                                     -                  -               791                   -
Property acquisitions                              (176,300)                 -          (176,300)               (894)
Changes in non-cash working capital                  (5,862)            (1,917)           (6,417)              1,873
-------------------------------------------------------------------------------------------------------------------------

Cash used in investing activities                  (207,647)           (18,893)         (260,636)            (53,721)
-------------------------------------------------------------------------------------------------------------------------

Net increase in cash                                      0                  0                 0                   0

Cash, beginning of period                                 0                  0                 0                   0
-------------------------------------------------------------------------------------------------------------------------

Cash, end of period                                $      0          $       0         $       0            $      0
-------------------------------------------------------------------------------------------------------------------------

Taxes paid                                         $    368          $     468         $     999            $    858
Interest paid                                      $    954          $     880         $   4,275            $  5,201

FINANCIAL STATEMENTS
Advantage Energy Income Fund                                         Page 4 of 7
--------------------------------------------------------------------------------


NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

All tabular amounts in thousands, except for per Unit amounts (unaudited)

The interim consolidated financial statements of Advantage Energy Income Fund ("Advantage") have been prepared by management in accordance with Canadian generally accepted accounting principles using the same accounting policies as those set out in note 2 to the consolidated financial statements for the period ended December 31, 2003 except as described below. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Advantage for the year ended December 31, 2003 as set out in Advantage's Annual Report.

1.   CHANGE IN ACCOUNTING POLICIES

     (a) PETROLEUM AND NATURAL GAS PROPERTIES AND RELATED EQUIPMENT

     Petroleum and natural gas assets are evaluated in each reporting period to determine that the carrying amount in a cost centre is recoverable and does not exceed the fair value of the properties in the cost centre.

     The carrying amounts are assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying amount of the cost centre. When the carrying amount is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying amount of the cost centre exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects of the cost centre. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

     The Trust adopted the new accounting standard relating to full cost accounting effective January 1, 2004 and as at January 1, 2004 and September 30, 2004 no write-down to the carrying value of petroleum and natural gas assets was required. Prior to January 1, 2004 the ceiling test amount was the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost or market of unproved properties and the cost of major development projects less estimated future costs for administration, financing, site restoration and income taxes. The cash flows were estimated using period end prices and costs.

     (b) ASSET RETIREMENT OBLIGATIONS

     The Trust has adopted the asset retirement obligation method of recording the future cost associated with removal, site restoration and asset retirement costs. The fair value of the liability for the Trust's asset retirement obligation is recorded in the period in which it is incurred, discounted to its present value using the Trust's credit adjusted risk-free interest rate and the corresponding amount recognized by increasing the carrying amount of property, plant and equipment. The asset recorded is depleted on a unit of production basis over the life of the reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost could also result in an increase or decrease to the obligation. Actual costs incurred upon settlement of the retirement obligation are charged against the obligation to the extent of the liability recorded.

     Previously, the Trust recognized a provision for estimated future removal and site restoration costs calculated on the unit-of-production method over the remaining proved reserves.

     The  effect  of  this  change  in  accounting   policy  has  been  recorded
     retroactively with restatement of prior periods. The effect of the adoption is presented below as increases (decreases):

     Balance Sheets                                                        December 31, 2003        December 31, 2002
     -----------------------------------------------------------------------------------------------------------------
     Asset retirement costs, included in property and equipment               $   7,137                $    3,856
     Asset retirement obligations                                             $  13,892                $    7,351
     Provision for future site restoration                                    $  (8,451)               $   (5,396)
     Future income taxes                                                      $     581                $      646
     Accumulated income                                                       $   1,115                $    1,255

FINANCIAL STATEMENTS
Advantage Energy Income Fund                                         Page 5 of 7
--------------------------------------------------------------------------------

                                                                  Three months      Nine months           Year
                                                                      ended            ended              ended
     Statements of Income                                        Sept. 30, 2003   Sept. 30, 2003    December 31, 2003
     -----------------------------------------------------------------------------------------------------------------
     Accretion expense                                              $     129        $     386         $     515
     Depletion and depreciation on asset retirement costs           $     252        $     721         $     997
     Amortization of estimated future removal
         and site restoration liability                             $    (309)       $    (881)        $  (1,307)
     Future taxes                                                   $     (23)       $     (72)        $     (65)
     Net income (loss) impact                                       $     (49)       $    (154)        $    (140)
     Basic net income (loss) per Unit                               $   (0.00)       $   (0.00)        $   (0.00)
     Diluted net income (loss) per Unit                             $   (0.00)       $   (0.00)        $   (0.00)

     (c) HEDGING RELATIONSHIPS

     Effective January 1, 2004, CICA Accounting Guideline 13 "Hedging Relationships" requires that hedging relationships be identified, designated, documented and measured in order for the Fund to apply hedge accounting. Advantage has chosen not to apply hedge accounting and will instead use the fair value method. This method requires the fair value of the derivative financial instruments be recorded at each balance sheet date. In accordance with this method, the Fund has recorded an unrealized hedging loss of $7.6 million at September 30, 2004. Realized gains and losses on settlement of hedges has been included within petroleum and natural gas revenue.

2.   BANK DEBT

     Advantage has an agreement with a syndicate of four Canadian chartered banks to increase its extendible revolving loan facility from $210 million to $260 million and the renewal of a $10 million operating loan facility with a maturity date of May 28, 2005. The loan's interest rate is based on either prime or bankers acceptances' rates at the Fund's option subject to certain basis point or stamping fee adjustments ranging from 0% to 2% depending on the Fund's debt to cash flow ratio. The credit facilities are secured by a $500 million floating charge demand debenture, a general security agreement and a subordination agreement from the Trust covering all assets and cash flows. For the purpose of the cash flow statement the bank overdraft amount is considered cash equivalent.

3.   ASSET RETIREMENT OBLIGATIONS

     The Trust's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Trust estimates the total undiscounted and inflated amount of cash flows required to settle its asset retirement obligations is approximately $55.6 million which will be incurred between 2004 to 2054. A credit-adjusted risk-free rate of 7.0 percent was used to calculate the fair value of the asset retirement obligations.

     A reconciliation of the asset retirement obligations is provided below:

                                                                        Nine month period ended        Year ended
                                                                            Sept. 30, 2004          December 31, 2003
-------------------------------------------------------------------------------------------------------------------
     Balance, beginning of period                                             $  13,892                $    7,351
     Accretion expense                                                              695                       515
     Liabilities incurred                                                         7,368                     6,362
     Liabilities settled                                                           (401)                     (336)
-------------------------------------------------------------------------------------------------------------------
     Balance, end of period                                                   $  21,554                $   13,892
-------------------------------------------------------------------------------------------------------------------

FINANCIAL STATEMENTS
Advantage Energy Income Fund                                         Page 6 of 7
--------------------------------------------------------------------------------


4.   UNITHOLDERS' EQUITY

     (i) UNITHOLDERS' CAPITAL

     (a) Authorized

         (i) Unlimited number of voting Trust Units

     (b) Issued

                                                                           Number of Units                Amount
-------------------------------------------------------------------------------------------------------------------
     Balance at December 31, 2003                                             36,717,206               $    282,904
     2003 non-cash performance incentive                                       1,099,104                     19,592
     Issued for cash, net of costs                                             3,500,000                     62,322
     Issued on conversion of debentures                                        2,978,394                     48,522
     Issued on exercise of options, net of costs                                  55,000                        295
     Non-cash performance incentive estimated (see note 7)                             -                     14,221
-------------------------------------------------------------------------------------------------------------------
     Balance at Sept. 30, 2004                                                44,349,704               $    427,856
-------------------------------------------------------------------------------------------------------------------

     On January 27, 2004 Advantage issued 1,099,104 Trust Units to satisfy the obligation related to the 2003 year end performance incentive fee.

     On September 15, 2004 Advantage issued 3,500,000 Trust Units to partially finance the acquisition of certain petroleum and natural gas properties and related assets.

     (c) Trust Units Rights Incentive Plan

                                                            Series A                                 Series B
                                                    Number            Price                 Number              Price
     ------------------------------------------------------------------------------------------------------------------
     Balance at December 31, 2003                  140,000          $    7.87                      -                 -
     Exercised                                     (55,000)              -                         -                 -
     Issued                                              -               -                   225,000         $   18.42
     Reduction of exercise price                         -              (2.07)                     -             (0.92)
     ------------------------------------------------------------------------------------------------------------------
     Balance at Sept. 30, 2004                      85,000          $    5.80                225,000         $   17.50
     ------------------------------------------------------------------------------------------------------------------

     On June 17, 2004 the Fund issued 225,000 Series B Trust Unit Rights to the independent directors of Advantage at a price of $18.42 per Right. At the option of the Rights holder the exercise price can be adjusted downwards over time based on distributions made by the Trust to Unitholders. During the second quarter the Fund recorded a non-cash stock-based compensation expense of $1.0 million to recognize the fair value of the Rights granted. As the Rights vested immediately no further expense will be recognized related to the Rights issuance. Based on a September 30, 2004 unit price of $21.50, the increase in the intrinsic value of the Trust Unit Rights during third quarter of 2004 is approximately $1.1 million.

     (ii) CONVERTIBLE DEBENTURES

     Interest        Conversion Price                Balance at                       Converted to        Balance at
     Rate                per Unit                   Dec. 31, 2003      Issued          Trust Units      Sept. 30, 2004
     -------------------------------------------------------------------------------------------------------------------
     10.00%               $  13.30                   $   10,214      $        -        $   (4,619)         $   5,595
     9.00%                $  17.00                       30,000               -            (7,334)            22,666
     8.25%                $  16.50                       59,770               -           (35,094)            24,676
     7.75%                $  21.00                            -          50,000                 -             50,000
     7.50%                $  20.25                            -          75,000            (1,475)            73,525
     -------------------------------------------------------------------------------------------------------------------
                                                     $   99,984      $  125,000        $  (48,522)         $ 176,462
     -------------------------------------------------------------------------------------------------------------------

     On September 15, 2004 Advantage issued $75 million aggregate principal amount of 7.50% convertible unsecured subordinated debentures and $50 million aggregate principal amount of 7.75% convertible unsecured subordinated debentures to partially finance the acquisition of certain petroleum and natural gas properties and related assets.

FINANCIAL STATEMENTS
Advantage Energy Income Fund                                         Page 7 of 7
--------------------------------------------------------------------------------


     The convertible debentures and the related interest obligations are classified as equity on the consolidated balance sheet as the Trust may elect to satisfy the debenture interest and principle obligations by the issuance of Trust Units. During the nine months ended September 30, 2004, $48.5 million debentures were converted resulting in the issuance of 2,978,394 Advantage Units.

5.   ASSET ACQUISITION

     On September 15, 2004 Advantage closed the acquisition of certain petroleum and natural gas properties and related assets for net consideration of $175.4 million. The asset retirement obligation assumed and recorded on this acquisition was $6.6 million.

6.   FINANCIAL INSTRUMENTS

     As at September 30, 2004 the Fund has the following hedges in place:

     Volume                           Effective Period                   Price
     ---------------------------------------------------------------------------
     Natural gas - AECO
     50,350 mcf/d             April 1, 2004 - December 31, 2004       $ 6.12/mcf
     10,450 mcf/d             January 1, 2005 - March 31, 2005        $ 6.30/mcf

     As at September 30, 2004 the settlement value of the hedges outstanding was approximately $7.6 million and has been charged to income as an unrealized hedging loss.

7.   NON-CASH PERFORMANCE INCENTIVE

     The Manager of the Fund is entitled to earn an annual performance incentive fee which is calculated based on the total return of the Fund. At September 30, 2004 no amount was paid to the Manager, nor is the Manager entitled to receive any payment related to the Fund's first nine months performance as the actual amount is only calculated and paid on an annual basis.

     The Manager earns the performance incentive fee when the Fund's total annual return exceeds 8%. The total annual return is calculated at the end of each year by dividing the year over year change in Unit price plus cash distributions by the opening Unit price. The 2004 opening Unit price was $17.83 per Unit. Ten percent of the amount of the total annual return in excess of 8% is multiplied by the market capitalization (defined as the opening Unit price multiplied by the average number of Units outstanding during the year) to determine the performance incentive. If the performance fee was paid at September 30, 2004 based on the performance of the Trust in the first nine months of the year the total fee payable would be $19.0 million. The Trust has accrued three quarters of this amount or $14.2 million for the first nine months of 2004. It is expected that any fee earned be paid to the Manager in Advantage Trust Units and therefore the accrued fee to September 30, 2004 has been classified as Unitholders' Capital. The Manager does not receive any form of compensation in respect of acquisition or divestiture activities.

8.   SUBSEQUENT EVENT

     On November 3, 2004 Advantage announced that it had entered into an Arrangement Agreement (the "Arrangement") to acquire all of the issued and outstanding shares of Defiant Energy Corporation ("Defiant"). Advantage will acquire all of the approximately 34.0 million fully diluted common shares of Defiant in exchange for 0.201373 of an Advantage Trust Unit or $4.40 per share in cash, subject to a maximum cash consideration of $34 million. In lieu of Advantage Trust Units, shareholders of Defiant may elect to receive exchangeable shares issued by Advantage Oil & Gas Ltd. subject to an aggregate limit of 1.5 million exchangeable shares. Advantage will assume Defiant's debt which was approximately $41.3 million at October 31, 2004.